UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           MONOGRAM BIOSCIENCES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    60975U108
                                 (CUSIP Number)

                                December 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]     Rule 13d-1(b)
                               [ ]     Rule 13d-1(c)
                               [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                           a.    [  ]
                                           b.    [  ]


3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
        Number of                                  24,017,516
          Shares
       Beneficially         6             Shared Voting Power
         Owned By                                  0
           Each
        Reporting           7             Sole Dispositive Power
          Person                                   24,017,516
           With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    24,017,516

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    18.33%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                           a.    [  ]
                                           b.    [  ]


3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
        Number of                                  24,017,516
          Shares
       Beneficially         6             Shared Voting Power
         Owned By                                  0
           Each
        Reporting           7             Sole Dispositive Power
          Person                                   24,017,516
           With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    24,017,516

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    18.33%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 4 of 10 Pages


Item 1(a)   Name of Issuer:

            Monogram Biosciences, Inc. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            345 Oyster Point Blvd.
            South San Francisco, CA 94080

Item 2(a)   Name of Person Filing:

            This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Perry Corp.; and

            ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

            This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)   Citizenship:

            1)    Perry Corp. is a New York corporation; and

            2)    Mr. Perry is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)   CUSIP Number:

            60975U108

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            i)    Perry Corp. is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940.

            ii)   Mr. Perry is a control person of Perry Corp.

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 5 of 10 Pages


Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 24,017,516 Shares.

Item 4(b)   Percent of Class:

            As of November 2, 2006, the number of Shares outstanding was 131,025,716 according to the Issuer's Form 10-Q filed on November 7, 2006. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 18.33% of the total number of Shares outstanding.

Item 4(c)   Number of shares as to which such person has:



            Perry Corp.
            ----------
            (i)      Sole power to vote or direct the vote                      24,017,516

            (ii)     Shared power to vote or to direct the vote                          0

            (iii)    Sole power to dispose or to direct the disposition of      24,017,516

            (iv)     Shared power to dispose or to direct the disposition of             0

            Mr. Perry
            ---------
            (i)      Sole power to vote or direct the vote                      24,017,516

            (ii)     Shared power to vote or to direct the vote                          0

            (iii)    Sole power to dispose or to direct the disposition of      24,017,516

            (iv)     Shared power to dispose or to direct the disposition of             0

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

            Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 6 of 10 Pages

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 7 of 10 Pages

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2007          PERRY CORP.


                                    Name:  /s/ Michael Neus*
                                           -------------------------------------
                                    By:    Richard C. Perry
                                    Title: President


Date:    February 12, 2007          RICHARD C. PERRY

                                    By:    /s/ Michael Neus*
                                           -------------------------------------

*By Michael Neus, attorney-in-fact

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 8 of 10 Pages


                                  EXHIBIT INDEX
                                                                     Page No.

A.  Joint Filing Agreement, dated as of February 12, 2007, by and
    among the Reporting Persons......................................   9

B.  Power of Attorney, dated June 21, 2005...........................  10

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                           Page 9 of 10 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Monogram Biosciences, Inc. dated as of February 12, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    February 12, 2007          PERRY CORP.


                                    Name:  /s/ Michael Neus*
                                           -------------------------------------
                                    By:    Richard C. Perry
                                    Title: President


Date:    February 12, 2007          RICHARD C. PERRY

                                    By:    /s/ Michael Neus*
                                           -------------------------------------

*By Michael Neus, attorney-in-fact

                                 SCHEDULE 13G/A

CUSIP NO. 60975U108                                          Page 10 of 10 Pages

                                    EXHIBIT B

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

            All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

            This power of attorney shall be valid from the date hereof until revoked by me.

            IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

                                            /s/ Richard Perry
                                           -------------------------------------
                                           Richard Perry